U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                     OR 12(g) OF THE SECURITIES ACT OF 1934

                       Southern Connecticut Bancorp, Inc.
 -------------------------------------------------------------------------------
                 (Name of Small Business Issuer in Its Charter)

                 Connecticut                            06-1594123
--------------------------------------------------------------------------------
       (State or Other Jurisdiction of               (I.R.S. Employer
       Incorporation or Organization)               Identification No.)

  215 Church Street, New Haven, Connecticut                06510
--------------------------------------------------------------------------------
  (Address of Principal Executive Offices)              (Zip Code)

                                 (203) 786-8644
--------------------------------------------------------------------------------
                           (Issuer's Telephone Number)


      Securities to be registered under Section 12(b) of the Act:

        Title of Each Class                  Name of Each Exchange on Which
        to be so Registered                  Each Class is to be Registered
        -------------------                  ------------------------------
                N/A                                        N/A

      Securities to be registered under Section 12(g) of the Act:

                     Common Stock, par value $.01 per share
 -------------------------------------------------------------------------------
                                (Title of Class)

                                TABLE OF CONTENTS
                                -----------------


Description                                                                 Page

PART I.........................................................................2

Item 1.  Description of Business...............................................2

Item 2.  Management's Discussion and Analysis or Plan of Operation.............9

Item 3.  Description of Property..............................................18

Item 4.  Security Ownership of Certain Beneficial Owners and Management.......19

Item 5.  Directors, Executive Officers, Promoters and Control Persons.........22

Item 6.  Executive Compensation...............................................24

Item 7.  Certain Relationships and Related Transactions.......................26

Item 8.  Description of Securities............................................27

PART II.......................................................................30

Item 1.  Market Price of and Dividends on the Registrant's Common
          Equity and Other Shareholder Matters................................30

Item 2.  Legal Proceedings....................................................31

Item 3.  Changes In and Disagreements with Accountants........................31

Item 4.  Recent Sales of Unregistered Securities..............................31

Item 5.  Indemnification of Directors and Officers............................31

PART F/S......................................................................31

PART III......................................................................32

Item 1.  Index to Exhibits....................................................32

Item 2.  Description of Exhibits..............................................32

PART I

Item 1.  Description of Business
         -----------------------

      Southern Connecticut Bancorp, Inc. ("Bancorp"), a Connecticut corporation was incorporated on November 8, 2000 to serve as a bank holding company. Bancorp owns one hundred percent of the capital stock of The Bank of Southern Connecticut ("Bank"), a new Connecticut state-chartered bank in New Haven, Connecticut, which commenced operations on October 1, 2001. Bancorp invested $10,000,000 of the net proceeds of its July 26, 2001 stock offering to purchase the capital stock of the Bank and an additional $360,000 to cover the Bank's pre-opening deficit. The $10,000,000 of initial equity capital for the Bank required under the Bank's Temporary Certificate of Authority substantially exceeds the statutory minimum equity capital for a new Connecticut bank of $5,000,000. Bancorp chose a holding company structure because it provides flexibility that would not otherwise be available. For example, Bancorp could acquire additional banks and other businesses, including mortgage companies, leasing companies, insurance agencies and small business investment companies. Bancorp may in the future decide to engage in additional businesses permitted to bank holding companies or financial holding companies. Before Bancorp could acquire interests in other banks or expand into other businesses, it may need to obtain regulatory approvals and might need additional capital.

      Bancorp has leased a free-standing building located at 215 Church Street, New Haven, Connecticut, located in the central business and financial district of New Haven. It has assigned this lease to the Bank, and the Bank has assumed all rights and obligations under this lease. Both Bancorp and the Bank operate from this facility.

      The Bank began operations on October 1, 2001 after receiving its Final Certificate of Authority from the Connecticut Banking Commissioner, its deposit insurance from the Federal Deposit Insurance Corporation ("FDIC") and its initial capital investment of $10,360,000.

      The Bank does not expect to compete with large institutions for the primary banking relationships of large corporations, but will compete for niches in this business segment and for the consumer business of employees of such entities. The Bank will focus on small to medium-sized businesses, professionals and individuals and their employees. This focus includes retail, service, wholesale distribution, manufacturing and international businesses. The Bank intends to attract these customers based on relationships and contacts which the Bank's directors and management have within and beyond the Bank's primary service area.

      Greater New Haven is currently served by approximately 70 offices of commercial banks, none of which is headquartered in New Haven. In addition, New Haven Savings Bank, a mutual savings bank, has 16 branches in the New Haven market. All of these banks are substantially larger than the Bank expects to be in the foreseeable future and are able to offer products and services which may be impracticable for the Bank to provide at this time.

      There are numerous banks and other financial institutions serving the communities surrounding New Haven which also draw customers from New Haven, posing significant competition for us to attract deposits and loans. We also expect competition from out-of-state financial institutions. Bancorp will have to obtain customers from the customer base of such existing banks and financial institutions and from growth in New Haven and the surrounding area. Many of such banks and financial institutions are well established and well capitalized, allowing them to provide a greater range of services (including trust services) than we will be able to offer in the foreseeable future.

      Intense market demands, economic pressures and significant legislative and regulatory actions have eroded banking industry classifications which were once clearly defined and have increased competition among banks and other financial institutions. Market dynamics and legislative and regulatory changes impacting banks and other financial institutions have resulted in: a number of new competitors offering services historically offered only by commercial banks; non-bank corporations offering services traditionally offered only by banks; increased customer awareness of product and service differences among competitors; and increased merger activity.

      Additional legislative and regulatory changes may affect us in the future; however, the nature of such changes and the effect of their implementation cannot be assessed. New rules and regulations may, among other things, revise limits on interest rates on various categories of deposits and may limit or influence interest rates on loans. Monetary and fiscal policies of the United States government and its instrumentalities, including the Federal Reserve, significantly influence the growth of loans, investments and deposits. The present bank regulatory scheme is undergoing significant change both as it affects the banking industry itself and as it affects competition between banks and non-bank financial institutions.

      The Bank currently offers products and services described as "core" products and services which are described more completely below. Through correspondent and other relationships, we expect that we will be able to help our customers meet all of their banking needs, including obtaining services which we may not offer directly.

      The Bank is seeking to establish a sound base of core deposits, including checking accounts, money market accounts, savings accounts, a variety of certificates of deposits and IRA accounts. To attract deposits, the Bank is employing an aggressive marketing plan in its service area and features a broad product line and rates and services competitive with those offered in the New Haven market. The primary sources of deposits are expected to be residents of, and businesses and their employees located in, New Haven and the surrounding communities. The Bank is obtaining these deposits through personal solicitation by its officers and directors, direct mail solicitations and advertisements published in the local media.

      Deposits and the Bank's equity capital are the sources of funds for our lending and investment activities. Repayments on loans, investment income and proceeds from the sale and maturity of investment securities will also provide additional funds for these purposes. While scheduled principal repayments on loans and investment securities are a relatively predictable source of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition. We expect to manage the pricing of our deposits to maintain a desired deposit balance although we recognize that, at least initially, we may need to pay higher interest rates than our competitors to attract deposits. We offer drive-in teller services, wire transfers, safe deposit services and plan to offer access to on-line banking services and automated teller machines.

      The Bank's loan products include commercial and business loans, personal loans, mortgage loans, home equity loans, automobile loans and education loans. The Bank has received lending approval status from the Small Business Administration ("SBA") to enable it to make SBA loans to the Greater New Haven business community. Our marketing focus on small to medium-size businesses and professionals may result in an assumption of certain lending risks that are different from or greater than those which would apply to loans made to larger companies or consumers. Commercial loans generally entail certain additional risks because repayment is usually dependent on the success of the enterprise. The Bank will seek to manage the credit risk inherent in its loan portfolio through credit controls and loan diversification. Prior to approving a loan, we evaluate: the credit histories of potential borrowers; the value and liquidity of available collateral; the purpose of the loan; the source and reliability of funds for repayment and other factors considered relevant in the circumstances.

      Other services provided currently or to be provided include, cashier's checks, travelers checks, bank by mail, direct deposit and U. S. Savings Bonds. The Bank is associated with a shared network of automated teller machines that its customers are able to use throughout Connecticut and other regions. The Bank does not currently expect to offer trust services. To offer such services in the future, the Bank would need the approval of the Connecticut Banking Commissioner.

      Another significant activity for the Bank is maintaining an investment portfolio. Although granting a variety of loans to generate interest income and loan fees is an important aspect of our business plan, the aggregate amount of loans will be subject to maintaining a satisfactory loan-to-deposit ratio. Our overall portfolio objective is to maximize the long-term total rate of return through active management of portfolio holdings taking into consideration estimated asset/liability and liquidity needs, tax equivalent yields and maturities. Permissible investments include debt securities such as U. S. Government securities, government sponsored agency securities, municipal bonds, domestic certificates of deposit that are insured by the FDIC, mortgage-backed securities and collateralized mortgage obligations. The Bank expects that investments in equity securities will be very limited. Our current investment portfolio is limited to U. S. government obligations which have been classified as held to maturity. Accordingly, the principal risk associated with our current investing activities is market risk (variations in value resulting from general changes in interest rates) rather than credit risk.

      Overall, the Bank's plan of operation is focused on responsible growth and pricing of deposits and loans, and investment in high quality U. S. government securities to achieve a net interest margin sufficient to cover operating expenses and achieve profitable operations.

      Currently, the Bank has ten full-time employees, including Joseph V. Ciaburri, its Chairman and Chief Executive Officer, Gary D. Mullin, its President and Chief Operating Officer, and Paul V. Erwin, its Senior Vice President and Chief Financial Officer.

      Most routine day-to-day banking transactions are performed at the Bank by its employees. However, the Bank has entered into a number of arrangements for banking services such as correspondent banking, data processing and armored carriers.

Supervision and Regulation


      Banks and bank holding companies are extensively regulated under both federal and state law. We have set forth below brief summaries of various aspects of supervision and regulation which do not purport to be complete and which are qualified in their entirety by reference to applicable laws, rules and regulations.

Regulations to which Bancorp is subject


      As a bank holding company, Bancorp is regulated by and subject to the supervision of the Board of Governors of the Federal Reserve System (the "FRB") and is required to file with the FRB an annual report and such other information as may be required. The FRB has the authority to conduct examinations of Bancorp as well.

      The Bank Holding Company Act of 1956 (the "BHC Act") limits the types of companies which we may acquire or organize and the activities in which they may engage. In general, a bank holding company and its subsidiaries are prohibited from engaging in or acquiring control of any company engaged in non-banking activities unless such activities are so closely related to banking or managing and controlling banks as to be a proper incident thereto. Activities determined by the FRB to be so closely related to banking within the meaning of the BHC Act include operating a mortgage company, finance company, credit card company, factoring company, trust company or savings association; performing certain data processing operations; providing limited securities brokerage services; acting as an investment or financial advisor; acting as an insurance agent for certain types of credit-related insurance; leasing personal property on a full-payout, non-operating basis; providing tax planning and preparation service; operating a collection agency; and providing certain courier services. The FRB also had determined that certain other activities, including real estate brokerage and syndication, land development, property management and underwriting of life insurance unrelated to credit transactions, are not closely related to banking and therefore are not a proper activity for a bank holding company.

      In November 1999, Congress amended certain provisions of the BHC Act through passage of the Gramm-Leach-Bliley Act. Under this new legislation, a bank holding company may elect to become a "financial holding company" and thereby engage in a broader range of activities than would be permissible for traditional bank holding companies. In order to qualify for the election, all of the depository institution subsidiaries of the bank holding company must be well capitalized and well managed, as defined under FRB regulations, and all such subsidiaries must have achieved a rating of "satisfactory" or better with respect to meeting community credit needs. Pursuant to the Gramm-Leach-Bliley Act, financial holding companies are permitted to engage in activities that are "financial in nature" or incidental or complementary thereto, as determined by the FRB. The Gramm-Leach-Bliley Act identifies several activities as "financial in nature", including, among others, insurance underwriting and agency activities, investment advisory services, merchant bank and underwriting, and dealing in or making a market in securities.

      The Gramm-Leach-Bliley Act also makes it possible for entities engaged in providing various other financial services to form financial holding companies and form or acquire banks. Accordingly, the Gramm-Leach-Bliley Act makes it possible for a variety of financial services firms to offer products and services comparable to the products and services offered by the Bank.

      There are various statutory and regulatory limitations regarding the extent to which present and future banking subsidiaries of Bancorp can finance or otherwise transfer funds to Bancorp or its non-banking subsidiaries, whether in the form of loans, extensions of credit, investments or asset purchases, including regulatory limitation on the payment of dividends directly or indirectly to Bancorp from the Bank. Federal and state bank regulatory agencies also have the authority to limit further the Bank's payment of dividends based on such factors as the maintenance of adequate capital for such subsidiary bank, which could reduce the amount of dividends otherwise payable. Under the policy of the FRB, Bancorp is expected to act as a source of financial strength to the Bank and to commit resources to support the Bank in circumstances where we might not do such absent such policy.

      The FRB has established capital adequacy guidelines for bank holding companies that are similar to the FDIC capital requirements for the Bank described below. Bancorp is considered to be well capitalized by the FRB.

Regulations to which the Bank is subject


      The Bank is organized under the Banking Law of the State of Connecticut. Its operations are subject to federal and state laws applicable to commercial banks and to extensive regulation, supervision and examination by the Connecticut Banking Commissioner, as well as by the FDIC, as its primary federal regulatory and insurer of deposits. While the Bank is not a member of the Federal Reserve System, it is subject to certain regulations of the FRB. In addition to banking laws, regulations and regulatory agencies, the Bank is subject to various other laws, regulations and regulatory agencies, all of which directly or indirectly affect the Bank's operations. The Connecticut Banking Commissioner and the FDIC examine the affairs of the Bank for the purpose of determining its financial condition and compliance with laws and regulations.

      The Connecticut Banking Commissioner and the FDIC have significant discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes. Any change in such policies whether by the FDIC, Congress, the Connecticut Banking Commissioner or the Connecticut General Assembly could have a material adverse impact on the Bank.

      Federal laws and regulations also limit, with certain exceptions, the ability of state banks to engage in activities or make equity investments that are not permissible for national banks. Bancorp does not expect such provisions to have a material adverse effect on Bancorp or the Bank.

Capital Standards


      The FDIC has adopted risk-based capital guidelines to which FDIC-insured, state-chartered banks that are not members of the Federal Reserve System, such as the Bank, are subject. The guidelines establish a systematic analytical framework that makes regulatory capital requirements more sensitive to the differences in risk profiles among banking organizations. Banks are required to maintain minimum levels of capital based upon their total assets and total "risk-weighted assets." For purposes of these requirements, capital is comprised of both Tier 1 and Tier 2 capital. Tier 1 capital consists primarily of common stock and retained earnings. Tier 2 capital consists primarily of loan loss reserves, subordinated debt, and convertible securities. In determining total capital, the amount of Tier 2 capital may not exceed the amount of Tier 1 capital. A bank's total "risk-based assets" are determined by assigning the bank's assets and off-balance sheet items (e.g., letters of credit) to one of four risk categories based upon their relative credit risks. The greater the risk associated with an asset, the greater the amount of such asset that will be subject to capital requirements.

      As of December 31, 2001, the most recent notification from the State of Connecticut Banking Department categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. Management is not aware of a change in that rating.

Safety and Soundness Standards


      Federal law requires each federal banking agency to prescribe for depository institutions under its jurisdiction standards relating to, among other things: internal controls; information systems and audit systems; loan documentation; credit underwriting; interest rate risk exposure; asset growth; compensation; fees and benefits; and such other operational and managerial standards as the agency deems appropriate. The federal banking agencies adopted final regulations and Interagency Guidelines Establishing Standards for Safety and Soundness (the "Guidelines") to implement these safety and soundness standards. The Guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. The Guidelines address internal controls and information systems; internal audit system; credit underwriting; loan documentation; interest rate risk exposure; asset quality; earnings and compensation; fees and benefits. If the appropriate federal banking agency determines that an institution fails to meet any standards prescribed by the Guidelines, the agency may require the institution to submit to the agency an acceptable plan to achieve compliance with the standard set by the Federal Deposit Insurance Act. The final regulations establish deadlines for submission and review of such safety and soundness compliance plans.

      The federal banking agencies also have adopted final regulations for real estate lending prescribing uniform guidelines for real estate lending. The regulations require insured depository institutions to adopt written policies establishing standards, consistent with such guidelines, for extensions of credit secured by real estate. The policies must address loan portfolio management, underwriting standards and loan to value limits that do not exceed the supervisory limits prescribed by the regulations.

Premiums for Deposit Insurance


      The FDIC has implemented a risk-based assessment system, under which an institution's deposit insurance premium assessment is based on the probability that the deposit insurance fund will incur a loss with respect to the institution, the likely amount of any such loss, and the revenue needs of the deposit insurance fund.

      Under this risk-based assessment system, banks are categorized into one of three capital categories (well capitalized, adequately capitalized, and undercapitalized) and one of three categories based on supervisory evaluations by its primary federal regulatory. The three supervisory categories are: financially sound with only a few minor weaknesses (Group A), demonstrates weaknesses that could result in significant deterioration (Group B), and poses a substantial probability of loss (Group C). The capital ratios used by the FDIC to define well-capitalized, adequately capitalized and undercapitalized are the same in the FDIC's prompt corrective action regulations.

      FDIC insurance of deposits may be terminated by the FDIC, after notice and hearing, upon finding by the FDIC that the insured institution has engaged in unsafe or unsound practices, or is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule or order of, or conditions imposed by, the FDIC.

Community Reinvestment Act


      Under the Community Reinvestment Act ("CRA"), as implemented by FDIC regulations, the Bank has a continuing and affirmative obligation consistent with its safe and sound operation to help meet the credit needs of its entire community, including law and moderate income neighborhoods. The CRA does not prescribe specific lending requirements or programs for financial institutions nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the CRA. The CRA requires the FDIC, in connection with its examination of a savings institution, to assess the institution's record of meeting the credit needs of its community and to take such record into account in its evaluation of certain applications by such institution. The Financial Institutions Reform, Recovery and Enforcement Act (FIRREA) amended the CRA to require public disclosure of an institution's CRA rating and require the FDIC to provide a written evaluation of an institution's CRA performance utilizing a four-tiered descriptive rating system. Institutions are evaluated and rated by the FDIC as "Outstanding", "Satisfactory", "Needs to Improve", or "Substantial Non Compliance." Failure to receive at least a "Satisfactory" rating may inhibit an institution from undertaking certain activities, including acquisitions or other financial institutions, which require regulatory approval based, in part, on CRA Compliance considerations.

REPORTS TO SECURITY HOLDERS

      BANCORP FILES REPORTS WITH THE SECURITIES AND EXCHANGE COMMISSION. THE REPORTS INCLUDE PROXY STATEMENTS, ANNUAL AND QUARTERLY REPORTS. THE PUBLIC MAY READ AND COPY ANY MATERIALS THAT BANCORP FILES WITH THE SEC AT THE SEC'S PUBLIC REFERENCE ROOM AT 450 FIFTH STREET, N.W., WASHINGTON, DC 20549. THE PUBLIC MAY OBTAIN INFORMATION ON THE OPERATION OF THE PUBLIC REFERENCE ROOM BY CALLING THE SEC AT 1-800-SEC-0330. ALSO, THE SEC MAINTAINS AN INTERNET SITE THAT CONTAINS REPORTS, PROXY AND INFORMATION STATEMENTS OF ISSUERS, SUCH AS BANCORP, WHICH FILE ELECTRONICALLY WITH THE SEC. THE SEC'S WEBSITE ADDRESS IS http;//www.sec.gov.

Item 2.  Management's Discussion and Analysis or Plan of Operation
(a) Plan of Operation

      Bancorp currently has no business operations other than owning and managing the Bank. The Bank's plan of operation for the next twelve months contemplates the continuation of the business currently being conducted, with the possibility of offering certain additional banking services, and the development of a customer base in the Bank's target market, which includes the City of New Haven, Connecticut and the surrounding areas. For a description of business currently being conducted, see Part I. Item 1. Description of Business.

(b) Management's Discussion and Analysis of Financial Condition and Results of Operations

Southern Connecticut Bancorp, Inc.
Financial Highlights

As of and for the year ended December 31, 2001 and as of and for the period from December 6, 1999 (inception) to December 31, 2000

                                              2001              2000
                                              ----              ----
Operating Data
--------------
Interest and dividend income              $   131,916      $        802
Interest expense                               52,774               ---
Net interest income                            79,142               802
Provision for loan losses                      12,000               ---
Non-interest income                               581               ---
Non-interest expense                          951,940           235,487
Net income                                  (884,217)         (234,685)
Basic and diluted loss per share               (2.10)               N/A

Balance Sheet Data
------------------
Cash and due from banks                   $   686,467        $   49,867
Federal funds sold                          3,670,000               ---
Short-term investments                      6,079,864               ---
Investment securities                       4,085,428               ---
Loans, net                                  1,195,344               ---
Assets                                     17,412,399           135,901
Total deposits                              6,784,031               ---
Total shareholders equity
              (deficit)                     9,596,147         (234,685)

Summary

      On July 26, 2001, Bancorp completed its initial public offering by selling 966,667 shares of stock at $12.00 per share. On October 1, 2001, Bancorp invested $10,360,000 of the proceeds from the stock issuance and certain net assets into the Bank, which began operations on that date, after receiving its final Certificate of Authority from the Connecticut Charting Authority and its deposit insurance from the FDIC. Prior to October 1, 2001, Bancorp was a development stage enterprise.

Assets

      Since beginning operations on October 1, 2001, the Bank has reached $17.4 million in assets as of December 31, 2001. Earning assets comprise $15 million of the total asset volume. Bancorp has maintained liquidity by maintaining balances in overnight Federal Funds and Money Market Mutual Funds, to provide funding for higher yielding loans as they are approved. As of December 31, 2001, Federal Funds Sold were $3.7 million and Money Market Mutual Fund balances were $6.1 million. In addition the Bank has invested $4.1 million in U.S. Government Agency securities classified as held to maturity with maturities ranging from six months to two years. The loan portfolio was $1.2 million as of December 31, 2001.

      The earning asset growth has been funded partially by the initial investment by Bancorp into the Bank and partly by deposit growth within the Bank's market area. Deposits were $6.8 million as of December 31, 2001. The mix of deposits includes non-interest bearing checking of $662 thousand, low cost funds including interest- bearing checking deposits of $972 thousand, savings deposits of $397 thousand, money market deposit balances of $1.3 million, as well as, time certificate of deposit of $3.4 million. The Bank does not have any brokered deposits.

      The following table presents the maturity distribution of investment securities at December 31, 2001 and the weighted average yield of such securities. The weighted average yields were calculated based on the amortized cost and effective yields to maturity of each security.

                                                                 One Year
                                              One Year            Through
                                               or Less           Five Years                Total
                                               -------           ----------                -----
Held to maturity
U. S. Government agency obligations        $     991,688       $   3,093,740         $   4,085,428
Weighted average yield                             1.79%               2.81%                 2.56%


The following table presents a summary of investments for any issuer that exceeds 10% of shareholders' equity at December 31, 2001.

                                             Amortized             Fair
                                                 Cost             Value
                                                 ----             -----
U. S. Government agencies:
Federal Farm Credit Bank                      $ 1,021,254       $ 1,021,254
Federal Home Loan Mortgage                        991,688           991,688
Federal Home Loan Bank                          1,032,925         1,031,560
Federal Home Loan Bank                          1,039,561         1,036,871
                                              -----------       -----------
      Total investments                       $ 4,085,428       $ 4,081,373
                                              ===========       ===========


Loans

      The Bank's net loan portfolio was $1.2 million at December 31, 2001. This balance reflects the origination of loans by the Bank in the fourth quarter of 2001, the Bank's first quarter of operation. While loan activity has been strong, there is a normal lag between application, underwriting and approval process to ensure the building of a quality loan portfolio. The loan to deposit ratio as of December 31, 2001 was 17.6%. As this ratio increases toward the targeted 80% to 83% range, it is expected that the higher yielding loans versus Federal Funds Sold, money market funds and investments will produce a positive impact on net interest spread - see the table depicting the Distribution of Assets, Liabilities and Shareholders' Equity Interest Rates and Interest Differential. No significant loan concentrations have developed during this early stage of building the loan portfolio.

      The following table presents the maturities of loans in Bancorp's portfolio at December 31, 2001 by type of loan, and the sensitivities of loans to changes in interest rates:

                                                    Due after
                                     Due in         one year
                                    one year         through           Due After
(Thousands of dollars)              or less         five years         five years          Total
-------------------------------------------------------------------------------------------------

Commercial real estate               $     0           $     0           $   350          $   350
Residential real estate                    0                 0                 0                0
Construction loans                         0                 0                 0                0
Commercial loans                         244                59               440              743
Consumer installment                      31                30                15               76
Consumer home equity                       0                 0                40               40
                                     -------           -------           -------          -------
Total                                $   275           $    89           $   845          $ 1,209
                                     =======           =======           =======          =======

Fixed rate loans                     $    31           $    89           $   200          $   320
Variable rate loans                      244                 0               645              889
                                     -------           -------           -------          -------
Total                                $   275           $    89           $   845          $ 1,209
                                     =======           =======           =======          =======

Allowance for Loan Losses

      The allowance for loan losses, a material estimate susceptible to significant change in the near-term, is established as losses are estimated to have occurred through a provision for losses charged against operations, and is maintained at a level that management considers adequate to absorb losses in the loan portfolio. Management's judgment in determining the adequacy of the allowance is inherently subjective and is based on the evaluation of individual loans, pools of homogeneous loans, the known and inherent risk characteristics and size of the loan portfolios, the assessment of current economic and real estate market conditions, estimates of the current value of underlying collateral, past loan loss experience, review of regulatory authority examination reports and evaluations of specific loans and other relevant factors. Loans, including impaired loans, are charged against the allowance for loan losses when management believes that the uncollectibility of principal is confirmed. Any subsequent recoveries are credited to the allowance for loan losses when received. In connection with the determination of the allowance for loan losses, management obtains appraisals for significant properties, when considered necessary.

      Based upon this evaluation, management believes the allowance for loan losses of $12,000 or 1% of gross loans at December 31, 2001 is adequate, under prevailing economic conditions, to absorb losses on existing loans.

      The accrual of interest income on loans is discontinued whenever reasonable doubt exists as to its collectibility and generally is discontinued when loans are past due 90 days as to either principal or interest, or are otherwise considered impaired. When the accrual of interest income is discontinued, all previously accrued and uncollected interest is reversed against interest income. The accrual of interest on loans past due 90 days or more may be continued if the loan is well secured, and it is believed all principal and accrued interest income due on the loan will be realized, and the loan is in the process of collection. A non-accrual loan is restored to an accrual status when it is no longer delinquent and collectibility of interest and principal is no longer in doubt.

      Management considers all non-accrual loans, other loans past due 90 days or more, and restructured loans to be impaired. In most cases, loan payments that are past due less than 90 days are considered minor collection delays, and the related loans are not considered to be impaired. Bancorp considers consumer installment loans to be pools of smaller balance homogeneous loans, which are collectively evaluated for impairment.

Analysis of Allowance for Loan Losses
                                                                   2001
                                                                   ----
         Balance at beginning of period                    $        -0-
         Charge-offs                                                ---
         Recoveries                                                 ---
                                                               --------
         Net (charge-offs) recoveries                               ---
                                                               --------
         Additions charged to operations                         12,000
                                                               --------
         Balance at end of period                              $ 12,000
                                                               ========

There were no charge-offs or recoveries during 2001.

Allocation of the Allowance for Loan Losses at December 31, 2001:

                                                                 Percent of
                                                                 Loans in Each
                                                                 Category to
                                              Balance            Total Loans
                                              -------            -----------
Real Estate:
         Commercial                           $ 3,485              28.95%
         Construction                             ---               0.00%
         Residential                              ---               0.00%
Commercial                                      6,990              61.45%
Consumer Installment                            1,525               6.29%
Consumer Home Equity                              ---               3.31%
Unallocated                                      ----               0.00%
                                             --------             ------
                                             $ 12,000             100.00%
                                             ========             ======


Non-Accrual, Past Due and Restructured Loans

      There were no non-accrual, past due or restructured loans at December 31, 2001. There were no loans in 2001 considered as "troubled debt restructurings."

Potential Problem Loans

      At December 31, 2001, the Bank had no loans as to which management has significant doubts as to the ability of the borrower to comply with the present repayment terms.

Deposits

      Total deposits were $6.8 million at December 31, 2001. The deposit total at December 31, 2001 consists of non-interest bearing checking at $662,000 (9.8%), interest bearing checking and money market deposits at $2.3 million (33.7%), savings at $397,000 (5.9%) and certificates of deposit at $3.4 million (50.7%). The Bank does not have any brokered deposits.

      The Bank continues to offer competitive interest rates in the very competitive New Haven County marketplace in order to fund expected loan growth.

As of December 31, 2001, the Bank's maturities of time deposits were:

                                             $100,000               Less than
                                             or greater              $100,000             Totals
                                             ----------              --------             ------
(Thousands of dollars)
Three months or less                         $  1,226               $     108          $  1,334
Three to six months                                 0                     354               354
Six months to one year                            749                     622             1,370
Over one year                                     220                     160               380
                                             --------               ---------          --------
                                             $  2,195               $   1,243          $  3,438
                                             ========               =========          ========

Other

      The increase in accrued interest receivable is due to the interest purchased on investments and accrued on earning assets.

      The increase in accrued expenses and other liabilities represents interest payable on interest bearing deposit balances and payables due for the increased operational activity in 2001.

      The following table presents average balance sheets (daily averages), interest income, interest expense, and the corresponding annualized rates on earning assets and rates paid on interest bearing liabilities for the quarter ended December 31, 2001, the Bank's first quarter of operation.

              Distribution of Assets, Liabilities and Shareholders'
                Equity; Interest Rates and Interest Differential
                ------------------------------------------------

                                                              Interest
                                            Average            Income/         Annualized
(Dollars in thousands)                      Balance            Expense            Rates
Interest Earning Assets:
Loans                                        $    322           $     7            8.70%
Short-term investments                          2,938                16            2.18%
Investments (1)                                   357                 2            2.24%
Federal funds sold                              8,677                45            2.07%
                                             --------           -------           ------
Total interest earning assets                $ 12,294                70 (a)        2.28%
                                                                -------           ------
Cash and due from banks                           356
Premises and equipment, net                     1,475
Allowance for loan losses                         ---
Other                                             107
                                             --------
                                             $ 14,232
                                             ========
Interest Bearing Liabilities:
Time certificates                            $  1,559           $    12            3.08%
Savings deposits                                  222                 1            1.80%
Money market and checking                       1,340                 8            2.39%
Capital lease obligation                          850                32           15.06%
                                             --------           -------           ------
Total Interest Bearing
  Liabilities                                   3,971                53            5.34%
                                                                -------           ------
Demand deposits                                   243
Accrued expenses and
  Other liabilities                               135
Shareholders' equity                            9,883
                                             --------
Total liabilities and equity                 $ 14,232
                                             ========

Net interest income                                             $    17
                                                                =======

Interest margin                                                                    0.06%
                                                                                 =====
Interest spread                                                                  (3.06)%
                                                                                 =====

(a) For the year ended December 31, 2001, interest income was $132,000 or $62,000 greater than the fourth quarter amount of $70,000 in the table above. The $62,000 represents interest earned primarily on the net proceeds of the stock issuance from July 26, 2001 through September 30, 2001. The average annualized yield for that period was 3.35 % on an average balance of $10.2 million.

      The Bank's operations began October 1, 2001. A quality loan portfolio takes time to develop, but with the existing backlog in loan requests, it is anticipated that the interest spread will become positive during the Bank's first full year of operation. The liquidity in the lower yielding short-term investments and Federal Funds sold is available for investment into higher yielding loans. Also, the deposit liabilities have been gathered to support the anticipated loan growth.

      The following are measurements of Bancorp's earnings in relation to assets and equity, and average equity to average assets for the quarter ended December 31, 2001, Bancorp's first quarter of operations. The return on average assets and equity ratios are annualized.

         Return on average assets                              (13.83)%
         Return on average equity                              (19.92)%
         Average equity to average assets                        69.44%

      Bancorp's net loss for the quarter ended December 31, 2001 was $492,167.

Results of Operations

      For the year ended December 31, 2001 Bancorp's results reflect a loss of $884,000 ($2.10 basic and diluted loss per share) as compared to a loss of $235,000 for the period from December 6, 1999 (inception) through December 31, 2000. During the thirteen months ended December 31, 2000 and through the nine months ended September 30, 2001, Bancorp's activity related to the sale of stock, seeking regulatory approvals and preparing the Bank to begin its operations by hiring personnel and preparing the systems and facilities. Included in the year 2001 net loss of $884,000 was $380,000 of losses incurred prior to the opening of the Bank.

      The Bank's operations commenced on October 1, 2001, when Bancorp invested $10,360,000 from the July 26, 2001 stock offering and certain net assets into the Bank upon receipt of all regulatory approvals. Accordingly, the results of operations for the year ended December 31, 2001 include banking operations for the fourth quarter only.

Interest income and expense

      Interest income was $132,000 in 2001 as compared to $802 for thirteen months ended December 31, 2000. The increase in 2001 primarily reflects both earnings from the investment of stock offering proceeds and the earnings generated from the fourth quarter earning assets of Bancorp, which were funded partially by deposits, generated in the fourth quarter 2001, and from proceeds of the stock offering. The thirteen-month period ended December 31, 2000 interest income reflects the $802 of interest earned on the investment of advances made by Directors of the Bank and Bancorp, as well as from organizers during the organization period.

      Interest expense was $53,000 in 2001. The source of funding during this organization period through the receipt of the proceeds from the stock offering was through non-interest bearing advances made by directors and other organizers. Interest expense for 2001 reflects both the interest on deposits gathered in the fourth quarter of 2001 of $21,000, and the interest associated with the capital lease for Bancorp's premises of $32,000.

Non-interest expense

      Non-interest expense increased $717,000 from $235,000 for the thirteen-month period ended December 31, 2000 to $952,000 in the year 2001. This increase primarily reflects the completion of the regulatory process for both the Bank and Bancorp in 2001, as well as establishing the ongoing operations to include facilities, systems and staffing, as compared to the focus prior to the year 2001 on the regulatory process only.

      Major components of the $717,000 increase include salaries and benefits of $371,000, occupancy and equipment costs of $86,000, as well as the $70,000 cost associated with the issuance of warrants to certain organizers. None of these costs were incurred prior to the year 2001. Advertising and promotion expense increased $35,000, primarily related to the Bank's opening, and professional fees increased $34,000, due primarily to the inclusion in professional fees, for a portion of the year 2001, fees paid to the Chairman and President at two-thirds salary up until May, 2001, when their compensation was paid through salaries.

Liquidity

      Bancorp's liquidity position consisted of assets totaling $11.4 million or a 65.6% ratio to total assets at December 31, 2001. The liquidity ratio is defined as the percentage of liquid assets to total assets. The following categories of assets as described in the accompanying balance sheet are considered liquid assets: Cash and due from banks, federal funds sold, short-term investments, held to maturity securities maturing in one year or less. Liquidity is a measure of Bancorp's ability to generate adequate cash to meet financial obligations. The principal cash requirements of a financial institution are to cover downward fluctuations in deposits and increases in its loan portfolio.

      Management believes Bancorp's short-term assets have sufficient liquidity to cover potential fluctuations in deposit accounts and loan demand and to meet other anticipated operating cash requirements.

Capital

      The following table illustrates the Bank's regulatory capital ratios at December 31, 2001:

                  Leverage Capital                            67.40 %
                  Tier 1 Risk - Based Capital                 90.54 %
                  Total Risk - Based Capital                  90.66 %

      Capital adequacy is one of the most important factors used to determine the safety and soundness of individual banks and the banking system. Based on the above ratios, the Bank is considered to be "well capitalized" under applicable regulations. To be considered "well capitalized" an institution must generally have a leverage capital ratio of at least 5%, a Tier 1 risk-based capital ratio of at least 6% and a total risk-based capital ratio of at least 10%.

      Bancorp is also considered to be well capitalized under the regulatory framework specified by the FRB. Bancorp's actual and required ratios are not substantially different from those shown above.

Market Risk

      Market risk is defined as the sensitivity of income to fluctuations in interest rates, foreign exchange rates, equity prices, commodity prices and other market-driven rates or prices. Based upon on the nature of Bancorp's business, market risk is primarily limited to interest rate risk, which is the impact that changing interest rates have on current and future earnings.

      Bancorp's goal is to maximize long-term profitability, while minimizing its exposure to interest rate fluctuations. The first priority is to structure and price Bancorp's assets and liabilities to maintain an acceptable interest rate spread, while reducing the net effect of changes in interest rates. In order to reach an acceptable interest rate spread, Bancorp must generate loans and seek acceptable long-term investments to replace the lower yielding balances in Federal Funds sold and short-term investments. The focus also must be on maintaining a proper balance between the timing and volume of assets and liabilities re-pricing within the balance sheet. One method of achieving this balance is to originate variable loans for the portfolio to offset the short-term re-pricing of the liabilities. In fact, a number of the interest bearing deposit products have no contractual maturity. Customers may withdraw funds from their accounts at any time and deposits balances may therefore run off unexpectedly due to changing market conditions.

      The exposure to interest rate risk is monitored by the Asset and Liability Management Committee ("ALCO") consisting of senior management personnel. ALCO reviews the interrelationships within the balance sheet to maximize net interest income within acceptable levels of risk. ALCO reports to the Board on a quarterly basis regarding the status of ALCO activities within Bancorp.

Impact of Inflation and Changing Prices

      Bancorp's financial statements have been prepared in terms of historical dollars, without considering changes in relative purchasing power of money over time due to inflation. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effect of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services. Notwithstanding this fact, inflation can directly affect the value of loan collateral, in particular, real estate. Inflation, or disinflation, could significantly affect Bancorp's earnings in future periods.

"Safe Harbor" Statement Under Private Securities Litigation Reform Act of 1995

      Certain statements contained in Bancorp's public reports, including this registration statement, and in particular in this " Management's Discussion and Analysis or Plan of Operation", may be forward looking and subject to a variety of risks and uncertainties. These factors include, but are not limited to, (1) changes in prevailing interest rates which would affect the interest earned on Bancorp's interest earning assets and the interest paid on its bearing liabilities, (2) the timing of re-pricing of Bancorp's interest earning assets and interest bearing liabilities, (3) the effect of changes in governmental monetary policy, (4) the effect of changes in regulations applicable to Bancorp and the conduct of its business, (5) changes in competition among financial service companies, including possible further encroachment of non-banks on services traditionally provided by banks and the impact of recently enacted federal legislation, (6) the ability of competitors which are larger than Bancorp to provide products and services which it is impracticable for Bancorp to provide, (7) the effect of Bancorp's opening of branches, (8) the effect of any decision by Bancorp to engage in any business not historically permitted to it. Other such factors may be described in Bancorp's filings with the SEC.

      Although Bancorp believes that it offers the loan and deposit products and has the resources needed for success, future revenues and interest spreads and yields cannot be reliably predicted. These trends may cause Bancorp to adjust its operations in the future. Because of the foregoing and other factors, recent trends should not be considered reliable indicators of future financial results or stock prices.

Item 3.  Description of Property
         -----------------------

      Bancorp executed a lease for a free-standing building located at 215 Church Street, New Haven, Connecticut, in the central business and financial district of New Haven. The lease was assigned to the Bank, and the Bank assumed, all obligations thereunder. The location is a former bank branch, which has been newly renovated for use as the headquarters of the Bank and Bancorp. The building has a drive-up teller, an automated teller machine, two vaults and a night deposit drop. The Bank anticipates that, in the future, it will establish additional offices in the New Haven area.

      The lease is for an initial term of five years and three months, with an option to extend the lease for up to three additional terms of five years. There was no base rent payable for the first three months of the initial term and monthly rent was $4,117 until August 1, 2001. The annual base rent during the balance of the initial term will be $107,400 for the first year and increases each year to $125,500 for the fifth year. The base rent for the option periods is also fixed in the lease. The Bank is responsible for all costs to maintain the building, other than structural repairs, and for all real estate taxes. The Bank, as Bancorp's assignee, will have a right of first refusal to purchase the building.

      To the extent that the building contains space not needed for our operations, the Bank expects to sublease such excess to the extent practicable. The Bank has subleased approximately 160 square feet of office space to Michael
M. Ciaburri d/b/a Ciaburri Bank Strategies, Joseph V. Ciaburri's son. In addition, the Bank has subleased approximately 1,045 square feet to Laydon and Company, LLC, an entity owned by Elmer A. Laydon, the son of Elmer F. Laydon, one of our directors.

Item 4.  Security Ownership of Certain Beneficial Owners and Management
         --------------------------------------------------------------

                 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

      The following table sets forth certain information concerning the security ownership of Bancorp's common stock, $0.01 par value ("Common Stock"), of the nominees for election to the Bancorp Board of Directors ("Board") at this year's Annual Meeting of Bancorp's shareholders. (The nominees will be Class I directors. Messrs. de Lugo and Spadaro currently are serving as a Class I directors of Bancorp and directors of the Bank.)



Name and Address of Beneficial       Amount and Nature of            Percent of
        Owner                        Beneficial Ownership               Class
------------------------------       --------------------            ----------
Carl R. Borrelli                           23,185                        2.4%
All Brite Electric, Inc.
4 Industry Drive Ext.
P.O. Box 26004
New Haven, CT 06516

Juan Jose Alvarez de Lugo                  42,499 1                      4.4%
20 Huntington Drive
Branford, CT 06405

Alphonse F. Spadaro, Jr.                   15,835                        1.6%
Managing Partner
Levitsky & Berney, PC
100 Bradley Road
Woodbridge, CT 06525

      The following table sets forth certain information concerning the security ownership of Bancorp's (other than the nominees described above) and the Bank's directors and named executive officers:

   Name and Address of                         Amount and Nature of
    Beneficial Owner                           Beneficial Ownership                Percent of Class
   -------------------                         --------------------                ----------------

Bancorp Directors (All Bancorp directors are also directors of the Bank)
Class II (Expires 2003)

G. Leon Jacobs,                                         3,000                             0.3%
Tribal Manager, Mashantucket Pequot
Tribal Nation
Director of Bancorp and the Bank
198 Masons Island Road
Mystic, CT 06355

__________
      1 Mr. Alvarez de Lugo is consummating a transaction pursuant to which a corporation of which he is a principal will own 42,499 shares of Bancorp Common Stock currently owned by Mr. Alvarez de Lugo's father-in-law, Henrique Salas-Romer.

   Name and Address of                         Amount and Nature of
    Beneficial Owner                           Beneficial Ownership                Percent of Class
   -------------------                         --------------------                ----------------

Joshua H. Sandman,                                     10,750                             1.11%
Director of Bancorp and the Bank
Vice President
Deitsch Plastic Co., Inc.
14 Farwell Street
P.O. Box 26005
West Haven, CT 06516

Class III (Expires 2004)

Joseph V. Ciaburri, Chairman and Chief                 26,000                             2.7%
Executive Officer and Director of Bancorp
and the Bank
Southern Connecticut Bancorp, Inc.
215 Church Street
New Haven, CT 06510

Elmer F. Laydon, Vice Chairman and                     64,584                             6.7%
Director of Bancorp and
Director of the Bank
President
Laydon Construction
69 Wheeler Street
New Haven, CT 06512

Bank Directors

James S. Brownstein, Esq.,                              4,000                             0.4%
Kantrovitz & Brownstein
1 Bradley Road, Suite 305
P.O. Box 3557
Woodbridge, CT 06525

Gary D. Mullin, President and Chief                     4,000                             0.4%
Operating Officer of the Bank
The Bank of Southern Connecticut
215 Church Street
New Haven, CT  06510

Janette J. Parker,                                       600                              0.1%
13 Hughes Place
New Haven, CT 06511

W. Martyn Philpot, Jr., Esq.,                           3,333                             0.3%
409 Orange Street
New Haven, CT 06511

   Name and Address of                         Amount and Nature of
    Beneficial Owner                           Beneficial Ownership                Percent of Class
   -------------------                         --------------------                ----------------

Alfred J. Ranieri, Jr., MD,                            22,500                             2.3%
1455 Chapel Street
New Haven, CT 06511

J. Daniel Sagarin, Esq.,                                7,311                             0.8%
Hurwitz & Sagarin
147 North Broad Street
P.O. Box 112
Milford, CT 06460


All directors and executive officers as a              227,697                            23.6%
group


      The following table sets forth certain information concerning those persons who own five percent or more of Bancorp's Common Stock:

   Name and Address of                         Amount and Nature of
    Beneficial Owner                           Beneficial Ownership                Percent of Class
   -------------------                         --------------------                ----------------

Saugatuck Partners, L.P. and certain                 78,200                               8.1%
affiliates2
1 Gorham Island
Westport, CT 06880

Elmer F. Laydon                                      64,584                               6.7%
President
Laydon Construction
69 Wheeler Street
New Haven, CT 06512

__________
      2 The following Saugatuck affiliates are listed as owning Bancorp Common
Stock: Saugatuck Asset Management, LLC; Saugatuck Management Company, L.P.; and Richard J. Galley, with respect to the shares of Common Stock directly owned by Saugatuck Partners, L.P. and Saugatuck International, Ltd.

Item 5.  Directors, Executive Officers, Promoters and Control Persons
         ------------------------------------------------------------



   Name                       Age   Position And Offices With Bancorp or the Bank         Director
   ----                       ---   ---------------------------------------------         --------
                                    and Principal Occupation and Employment During          Since
                                    ----------------------------------------------          -----
                                    the Past Five Years
                                    -------------------

   Class I
   -------

   Carl R. Borrelli           65    Director of the Bank; Treasurer, All Brite              2000
   (pending election                Electric, Inc.
   at the 2002 Annual
   Meeting)

   Juan Jose Alvarez de       42    Director of Bancorp and the Bank; Director,             2001
   Lugo                             Arquin Decoraciones

   Alphonse F. Spadaro, Jr.   60    Director of Bancorp and the Bank; managing              2001
                                    partner of Levitsky & Berney, P.C. (public
                                    accounting firm)

   Class II
   --------

   G. Leon Jacobs             62    Director  of  Bancorp  and  the  Bank;   Tribal    2001. To serve
                                    Manager, Mashantucket Pequot Tribal Nation           until 2003.

   Joshua H. Sandman          58    Director   of  Bancorp   and  the  Bank;   Vice    2000. To serve
                                    President,     Deitsch    Plastics     (plastic      until 2003.
                                    fabricating)  and Professor,  University of New
                                    Haven; former Director of The Bank of New Haven

   Class III
   ---------

   Joseph V. Ciaburri         72    Chairman and Chief Executive Officer and a         2000. To serve
                                    director of Bancorp and the Bank; involved in        until 2004.
                                    organization of the Bank since 1999; Director
                                    of Development of Southern Connecticut State
                                    University from July 1993 to August 1999; Mr.
                                    Ciaburri was employed in commercial banking in
                                    the New Haven area for over forty years,
                                    including as President and Chief Executive
                                    Officer of two area banks for a total of 15
                                    years

   Elmer F. Laydon            65    Director  and Vice  Chairman of Bancorp and the    2000. To serve
                                    Bank;   President,   Laydon   Construction  Co.      until 2004.
                                    (building  contractor);  former Chairman of the
                                    Board of Directors of Shoreline  Bank and Trust
                                    Company

                         NON-DIRECTOR EXECUTIVE OFFICERS

                                    Position And Offices With Bancorp or the Bank and Principal
                                    -----------------------------------------------------------
                                    Occupation and Employment During the Past Five Years
                                    ----------------------------------------------------
             Name             Age
             ----             ---

   Gary D. Mullin             50    President,  Chief  Operating  Officer  and a  director  of the Bank;
                                    co-founder  and  President  of  Business  Lenders,  LLC from 1994 to
                                    2001; employed in commercial banking for over 24 years

   Paul V. Erwin              56    Senior Vice  President  and Chief  Financial  Officer of Bancorp and
                                    the  Bank;  owner  of  CVA  Associates   (consultants  to  financial
                                    institutions)  from 1997 to 2001; Vice President and Chief Financial
                                    Officer of Birmingham  Utilities,  Inc.  (water supply  company from
                                    1993 to 1997);  employed as chief financial officer or controller in commercial banking for 11 years

Item 6.  Executive Compensation
         ----------------------

                           SUMMARY COMPENSATION TABLE

                                                                                           Long Term
                                                   Annual Compensation Awards            Compensation
                                             ---------------------------------------     ------------
          Name and               Year                                  Other Annual          Stock
     Principal Position          Ended       Salary ($)   Bonus ($)  Compensation ($)     Options (#)
     ------------------          -----       ----------   ---------  ----------------     -----------
     Joseph V. Ciaburri
     Chairman, CEO and
     Director of                 2001        89,246 1           -         42,029 2          50,000
     Bancorp and the Bank        2000             -             -         27,336 3               -


     Gary D. Mullin, Director    2001        70,666 4           -         18,058 5          20,000
     President and COO           2000             -             -              -                 -
     of the Bank

     Paul V. Erwin               2001        50,000 6           -              -             5,000
     Senior Vice President       2000             -             -              -                 -
     and CFO of Bancorp
     and the Bank

1     Represents Mr. Ciaburri's salary from May 2001 through December 2001.

2 The amount includes $33,332 paid to Mr. Ciaburri for consulting fees, at two-thirds salary, prior to the commencement of operations, $6,384 for his automobile lease payments and property taxes and insurance for his vehicle, and $2,313 for club dues.

3 The amount includes $24,999 paid to Mr. Ciaburri for consulting fees, at two-thirds salary, prior to the commencement of operations, and $2,337 paid for club dues.

4     Represents Mr. Mullin's salary from May 2001 through December 2001.

5 Represents consulting fees paid to Mr. Mullin, at two-thirds salary, prior to the commencement of operations.

6     Represents Mr. Erwin's salary from June 2001 through December 2001.

                        OPTION GRANTS IN LAST FISCAL YEAR
                               (Individual Grants)

                             Number of          Percent of Total
                             Securities        Options Granted to       Exercise or
                        Underlying Options         Employees             Base Price
Name                            (#)             in Fiscal Year            ($/Sh)             Expiration Date
----                    ------------------     ------------------       ------------         ---------------
Joseph V. Ciaburri             50,000                 64%                $12.00/Sh           July 26, 2011

Gary D. Mullin                 20,000                 26%                $12.00/Sh           July 26, 2011

Paul V. Erwin                  5,000                   6%                $12.00/Sh           July 26, 2011

Employment and Change in Control Agreements

      Bancorp and the Bank have entered into an employment agreement with Mr. Ciaburri to serve as Chairman and Chief Executive Officer of Bancorp and the Bank. The agreement has an initial term of five years commencing on the opening of the Bank, but the employment agreement may be terminated by the Bank at the end of four years upon six months' notice. At the end of the initial five-year term and at the end of each extension, the remaining term is extended for an additional one-year term unless either party gives the other six months' notice of intent not to extend. Mr. Ciaburri receives an annual base salary of $150,000, with annual adjustments based on changes in the consumer price index, and an annual bonus as determined by the Board. Mr. Ciaburri is also entitled to such bonuses and raises as the Board may determine. The Bank also pays for Mr. Ciaburri's life insurance. Mr. Ciaburri also received options to purchase 50,000 shares of Common Stock of Bancorp. Upon the termination of Mr. Ciaburri's employment (other than termination for cause (as defined)), Mr. Ciaburri will continue to serve as a director of Bancorp and the Bank with the title "Chairman Emeritus" and as a consultant for a period of one year. Mr. Ciaburri will receive a consulting fee of $60,000 plus supplemental health insurance during the consulting period. Bancorp and the Bank also pay for an automobile leased by Mr. Ciaburri, as well as the property taxes and insurance for the vehicle, and club membership.

      If Mr. Ciaburri terminates his employment because his job responsibilities are significantly reduced or because he is required to relocate outside of New Haven or Fairfield counties or if his employment is terminated by Bancorp and the Bank other than for cause (as defined) or his death or total disability, Mr. Ciaburri will be entitled to continue to receive his then current base salary for the balance of the term as then in effect. If Mr. Ciaburri's position as Chairman of the Board and Chief Executive Officer ends or his responsibilities are substantially reduced as a result of a business combination (as defined), Mr. Ciaburri also would be entitled to receive a lump sum payment equal to three times his then current base annual compensation.

      The Bank has entered into an employment agreement with Gary D. Mullin to serve as President and Chief Operating Officer of the Bank. The agreement has a term of three years commencing on the opening of the Bank. Mr. Mullin receives an annual base salary of $130,000, with such annual adjustments and merit bonuses as are determined by the Board. The Bank also pays for Mr. Mullin's medical and life insurance. Mr. Mullin also received options to purchase 20,000 shares of Bancorp Common Stock.

      Stock Option Plans

      Bancorp adopted the 2001 Stock Option Plan (the "Option Plan"). Under the Option Plan, an aggregate of 90,000 shares of Bancorp's Common Stock was reserved for issuance upon the exercise of options granted under the Option Plan. The Compensation Committee of the Board administers the Option Plan. The Board has voted to terminate the Option Plan, except for outstanding options previously granted under that Option Plan, effective as of May 15, 2002, subject to approval of the 2002 Stock Option Plan (the "2002 Plan") by Bancorp's shareholders at the 2002 Annual Meeting.

      The purpose of the 2002 Plan is to attract and retain the continued services of employees and directors of Bancorp and the Bank, encourage employees and directors to obtain or increase their stock ownership in Bancorp, and provide incentive compensation programs competitive with those of other similarly situated companies.

      An aggregate of 250,000 shares of Bancorp's Common Stock are reserved for issuance upon the exercise of both incentive stock options and nonqualified stock options granted Bancorp under the 2002 Plan. All employees and directors of Bancorp or any subsidiary of Bancorp, including the Bank, are eligible to receive options under the 2002 Plan. The exercise price for each share covered by an option may not be less than the fair market value of a share of Bancorp's Common Stock on the date of grant. For incentive options granted to a person who owns more than 10% of the combined voting power of Bancorp or any subsidiary (a "10% shareholder"), the exercise price cannot be less than 110% of the fair market value on the date of grant.

      Options under the 2002 Plan will have a term of 10 years unless otherwise determined at the time of grant, except that incentive options granted to any 10% shareholder will have a term of five years unless a shorter term is fixed. Unless otherwise fixed at the time of grant, 40% of the options will become exercisable one year from the date of grant, 30% of the options will become exercisable two years from the date of grant, and 30% of the options will become exercisable three years from the date of grant.

      Warrant Plans

      Bancorp has adopted a 2001 Warrant Plan and 2001 Supplemental Warrant Plan (collectively, "Warrant Plans"). The Warrant Plans have been approved by the Board in order to recognize the various contributions made by the directors and organizers in organizing and leading Bancorp and the Bank. An aggregate of 60,000 and 40,000 shares of Bancorp's Common Stock was reserved for issuance under the 2001 Warrant Plan and the 2001 Supplemental Warrant Plan, respectively. Several directors of Bancorp and the Bank, but none of Bancorp's named executive officers, have been awarded warrants pursuant to the Warrant Plans.

      Director Compensation

      Initially, no director of Bancorp who is not also an employee of Bancorp or the Bank has received compensation for serving as a director of Bancorp or as a member of any committee of its Board.


Item 7.  Certain Relationships and Related Transactions
         ----------------------------------------------

      In the normal course of business, the Bank may grant loans to executive officers, directors and members of their immediate families, as defined, and to entities in which these individuals have more than ten percent (10%) equity ownership. Such loans are to be made in the ordinary course of business of the Bank at substantially the same terms, including interest rates and collateral requirements, as those then prevailing for comparable transactions with other persons and are not to involve more than the normal risk of collectibility or present other unfavorable features. There were no loans to related parties outstanding as of December 31, 2001.

      Included in professional services for the year ended December 31, 2001 and the period from inception through December 31, 2000 are approximately $46,500 and $74,400, respectively, in legal fees incurred for services provided by law firms, the principals of which are directors of the Bank. Included in consulting fees for the year ended December 31, 2001 and the period from inception through December 31, 2000 are $31,900 and $41,100 respectively, in consulting fees and expenses paid to Ciaburri Bank Strategies, a company the principal of which is related to Bancorp's Chairman and Chief Executive Officer.

      In addition, during 2001, Bancorp paid approximately $52,000 to All Brite Electric, Inc., a principal of which is a Bank director, Carl R. Borrelli, for electrical work during renovation to Bancorp's and the Bank's facilities located at 215 Church Street, New Haven, Connecticut.

      Bancorp also has entered into two five-year sublease agreements for excess office space in its premises with Ciaburri and Company, and Laydon and Company, LLC, the principals of which are related to Bancorp's Chairman and Chief Executive Officer and Bancorp's Vice Chairman.


Item 8.  Description of Securities
         -------------------------

Common Stock

      Bancorp's certificate of incorporation authorizes it to issue up to 2,500,000 shares of Common Stock, of which 966,667 shares were outstanding as of April 9, 2002. An additional 90,000 shares of Common Stock have been reserved for issuance upon the exercise of options which may be granted under the Option Plan and an aggregate of 60,000 and 40,000 shares of Common Stock have been reserved for issuance under the 2001 Warrant Plan and the 2001 Supplemental Warrant Plan. At the 2002 Annual Meeting, scheduled for May 14, 2002, Bancorp's shareholders will vote on proposals to increase the authorized number of shares of Common Stock from 2,500,000 to 5,000,000 and to approve the 2002 Stock Option Plan, for which 250,000 shares have been reserved for issuance thereunder.

      All shares of Common Stock are entitled to share equally in dividends from legally available funds, when, as and if declared by the Board. Upon Bancorp's voluntary or involuntary liquidation or dissolution, all shares of Common Stock will be entitled to share equally in all assets that are available for distribution to the holders of Bancorp's Common Stock. Each holder of Common Stock is entitled to one vote for each share on all matters submitted to the shareholders. Holders of Common Stock will not have any right to acquire authorized but unissued capital stock of Bancorp whenever it issues new shares of capital stock. No cumulative voting, redemption, sinking fund or conversion rights or provisions apply to the Common Stock.

Preferred Stock

      Bancorp's certificate of incorporation also authorizes the Board to issue up to 500,000 shares of preferred stock without any further action by the holders of the Common Stock. The Board may determine the terms of the preferred stock including, but not limited to, dividends rates and voting, conversion, redemption or sinking fund rights. Any preferred stock that Bancorp issues may rank senior to the Common Stock with respect to the payment of dividends and/or the distribution of assets upon liquidation or dissolution. Bancorp has not issued any preferred stock.

Protective Provisions

      General. The rights of Bancorp's shareholders and related matters are governed by the Connecticut Business Corporation Act, it's certificate of incorporation and bylaws. Bancorp's certificate of incorporation and bylaws contain protective provisions that could have the effect of delaying or impeding an attempt to change or remove management or to gain control of Bancorp in a transaction not supported by the Board. These provisions are discussed in more detail below. In general, one purpose of these provisions is to assist the Board in playing a role in connection with attempts to acquire control of Bancorp. They allow the Board to further and protect Bancorp's interests and those of its shareholders, as appropriate, under the circumstances.


      o Authorized but Unissued Stock. Bancorp's authorized but unissued shares of Common Stock and preferred stock will be available for future issuance without shareholder approval. These additional shares may be used for a variety of corporate purposes, including future public or private offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved shares of common and preferred stock may enable the Board to issue shares to persons friendly to current management, which could render more difficult or discourage any attempt to obtain control of Bancorp by means of a proxy contest, tender offer, merger or otherwise, and as a result protect the continuity of our management.

      o Staggered Terms for Board. Bancorp's certificate of incorporation and bylaws provide that the Board be divided into three classes. Directors serve staggered terms, which means that one-third of the directors will be elected each year at the annual meeting of shareholders. As a result, unless the existing directors were to resign, it would take at least two annual meetings of shareholders to replace a majority of Bancorp's directors.

      o Removal Directors. Bancorp's certificate of incorporation provides that one or more directors may be removed only for cause and only if two-thirds of votes entitled to be cast are present at a meeting of shareholders and two-thirds of the votes present and entitled to be cast vote in favor of removal.

      o Advance Notice Requirements for Shareholder Nominations of Director and for Shareholder Proposals. Bancorp's bylaws establish advance notice procedures with regard to shareholder nominations of candidates for election as directors (other than by or at the direction of the Board or a committee of the Board) and for shareholder proposals. The Board may disregard shareholder nominations or shareholder proposals that are not made in accordance with these procedures.

      At the 2002 Annual Meeting, Bancorp's shareholders will vote on a proposal to amend Bancorp's certificate of incorporation to prohibit any person, or group of persons acting in concert, from acquiring or offering to acquire 10% or more of any class of the issued and outstanding stock of Bancorp unless (i) such acquisition has been approved by two-thirds of the Board or two-thirds of the shareholders of Bancorp and (ii) all required federal and state regulatory approvals have been obtained.

      This proposal is designed to ensure that all of Bancorp's shareholders receive fair and equal treatment in the event of any proposed takeover of Bancorp and to guard against partial tender offers or other tactics to gain control of Bancorp without paying all shareholders a fair price for their investing in Bancorp. This provision does not prevent a takeover of Bancorp, but encourages anyone seeking to acquire Bancorp to negotiate with the Board prior to attempting a takeover.

PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and
        -------------------------------------------------------------------
Other Shareholder Matters
-------------------------

      Bancorp's Common Stock is quoted on the Over the Counter Market System under the symbol "SCNO."

      The following table sets forth the high and low sales price per share of Bancorp's Common Stock, as reported on the Over the Counter Market as quoted on www.bigcharts.marketwatch.com, on and after July 26, 2001, the date of stock issuance:
(The prices listed may not reflect actual transactions.)

             Quarter Ended                    High             Low
         September 30, 2001                 $12.10            $7.75
         December 31, 2001                  $10.25            $7.00

Holders

      There were approximately 41 registered shareholders of record of Bancorp's Common Stock as of December 31, 2001.

Dividends

      No dividends have been paid to date. Management expects that earnings, if any, will be retained and that no cash dividends will be paid in the foreseeable future. Bancorp may, however, pay stock dividends at the discretion of its Board.

      The policy of the Connecticut Banking Commissioner is to not permit payment of any cash dividends prior to recapture of organization and pre-operating expenses from operating profits. In addition, the Bank is prohibited by Connecticut law from declaring a cash dividend on its Common Stock without prior approval of the Connecticut Banking Commissioner except from its net profits for that year and any retained net profits of the preceding two years. "Net profits" is defined as the remainder of all earnings from current operations. In some instances, further restrictions on dividends may be imposed by the FDIC.

      The payment of dividends by the Bank may also be affected by other factors, such as the requirement to maintain capital in accordance with regulatory guidelines. If, in the opinion of the Connecticut Banking Commissioner, the Bank were engaged in or was about to engage in an unsafe or unsound practice, the Commissioner could require, after notice and a hearing, the Bank to cease and desist from the practice. The federal banking agencies have indicated that paying dividends that deplete a depository institution's capital base to an inadequate level would be an unsafe and unsound banking practice. Under the Federal Deposit Insurance Corporation Improvements Act of 1991, a depository institution may not pay any dividend if payment would cause it to become undercapitalized or if it already is undercapitalized. Moreover, the federal banking agencies have issued policy statements that provide that bank holding companies and insured banks should generally only pay dividends out of current operating earnings.

Item 2.  Legal Proceedings
         -----------------

      There are no legal proceedings currently pending or threatened against Bancorp or the Bank.

Item 3.  Changes In and Disagreements with Accountants
         ---------------------------------------------

      Not applicable.

Item 4.  Recent Sales of Unregistered Securities
         ---------------------------------------

      Bancorp has not sold unregistered securities.

Item 5.  Indemnification of Directors and Officers
         -----------------------------------------

      Bancorp is required by its certificate of incorporation and bylaws to indemnify its current or former directors or officers to the fullest extent permitted under Connecticut law. Bancorp may, at the discretion of the Board, indemnify any current or former employee or agent of Bancorp against all liabilities, expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such individuals in connection with any threatened, pending or completed action, suit or proceeding brought by or in the right of Bancorp or otherwise, to which such individuals' current or former position with Bancorp or by reason of the fact that such individuals are or were serving, at the request of Bancorp, as a director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other entity. Bancorp shall not be required to indemnify or advance expenses to an indemnity or in connection with a proceeding (or part thereof) commenced by Bancorp against the indemnitor or commenced by the indemnitor against Bancorp.

      Bancorp is required by its bylaws to advance funds to pay for or reimburse the reasonable expenses incurred by a current or former director who is or was a party to a proceeding because he or she is or was a director or officer if he or she delivers to Bancorp certain document required by Bancorp. Furthermore, Bancorp is permitted, in its discretion, to advance funds to any current or former employee or agent of Bancorp upon such terms and conditions as the Board deems appropriate

      Upon the affirmative vote of a majority of Bancorp's directors, Bancorp may purchase insurance to indemnify its directors, officers and other employees to the extent that such indemnification is permitted in Bancorp's certificate of incorporation and bylaws.

PART F/S

      The financial information required by Item 310 of Regulation S-B that Bancorp must provide in this Part F/S is incorporated by reference to Item 7 of Bancorp's Form 10-KSB filed on March 29, 2002.

PART III

Item 1.  Index to Exhibits
         -----------------

Exhibit 2 Charter and Bylaws. Bancorp's Amended and Restated Certificate of Incorporation and Bylaws are hereby incorporated by reference to Exhibit 3(i) and Exhibit 3(ii) of Bancorp's Registration Statement on Form SB-2 (No. 333- 59824).

Exhibit 6 Material Contracts. Bancorp's material contracts are hereby incorporated by reference to Exhibit 10.1, Exhibit 10.2,
                  Exhibit 10.3, Exhibit 10.4, Exhibit 10.5, Exhibit 10.6,
                  Exhibit 10.7, Exhibit 10.8, Exhibit 10.9, Exhibit 10.10,
                  Exhibit 10.11, and Exhibit 10.12 of Bancorp's Registration Statement on Form SB-1 (No. 333-59824).

Exhibit 12 Additional Exhibits. Bancorp's Financial Statements are hereby incorporated by reference to Item 7 of Bancorp's Form 10-KSB dated March 29, 2002. A copy of Bancorp's Financial Statements are attached hereto as Exhibit 12 to this Form 10-SB.

Item 2.  Description of Exhibits
         -----------------------

Exhibit 2.1       Amended and Restated Certificate of Incorporation.

Exhibit 2.2       Bylaws

Exhibit 6.1 Lease, dated as of August 7, 2000, between 215 Church Street, LLC and Bancorp

Exhibit 6.2 Letter agreement dated January 3, 2001 amended the Lease between 215 Church Street, LLC and Bancorp

Exhibit 6.3 First Amendment to Lease dated March 30, 2001 between 215 Church Street, LLC and Bancorp

Exhibit 6.4 Second Amendment to Lease dated March 31, 2001 between 215 Church Street, LLC and Bancorp

Exhibit 6.5 Assignment of Lease dated April 11, 2001 between Bancorp and the Bank of Southern Connecticut

Exhibit 6.6 Employment Agreement dated as of January 23, 2001, between The Bank of Southern Connecticut, Bancorp and Joseph V. Ciaburri

Exhibit 6.7 Employment Agreement dated as of March 29, 2001 between The Bank of Southern Connecticut and Gary D. Mullin

Exhibit 6.8       Bancorp's 2001 Stock Option Plan

Exhibit 6.9       Bancorp's 2001 Warrant Plan

Exhibit 6.10 Sublease dated January 1, 2001 between Michael Ciaburri, d/b/a Ciaburri Bank Strategies and The Bank of Southern Connecticut

Exhibit 6.11 Sublease dated January 1, 2001 between Laydon and Company, LLC and The Bank of Southern Connecticut

Exhibit 6.12      Bancorp's 2001 Supplemental Warrant Plan

Exhibit 12        Financial Statements

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     SOUTHERN CONNECTICUT BANCORP, INC.



                                     By   /s/ Joseph V. Ciaburri
                                         ---------------------------------------
                                          Joseph V. Ciaburri
                                          Chairman, & Chief Executive Officer

Dated:  April 30, 2002